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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*


                            Hawker Pacific Aerospace
                  ---------------------------------------------
                                (Name of Issuer)

                         Common Stock, No Par Value and
                     8% Series C Convertible Preferred Stock
                  ---------------------------------------------
                         (Title of Class of Securities)

                                   420123 10 1
                  ---------------------------------------------
                                 (CUSIP Number)

                                Knut Wiszniewski
                               Director of Finance
                                Lufthansa Technik
                               Weg beim Jager 193
                            D-22334 Hamburg, Germany
                               011-49-405-070-4014
                  ---------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 22, 2000
                  ---------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 420123 10 1
---------------------

        1.     Names of Reporting Persons.  I.R.S. Identification Nos. of above persons (entities only).

               Lufthansa Technik AG    EIN 11-342-2119

        2.     Check the Appropriate Box if a Member of a Group (See Instructions)

               (a)    [   ]
               (b)    [   ]

        3.     SEC Use Only

        4.     Source of Funds (See Instructions) WC

        5.     Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

        6.     Citizenship or Place of Organization

               Federal Republic of Germany

Number of      7.     Sole Voting Power:           3,702,223 shares of Common Stock
Shares
Beneficially   8.     Shared Voting Power:
Owned by
Each           9.     Sole Dispositive Power:      3,505,881 shares of Common Stock
Reporting
Person With    10.    Shared Dispositive Power:

        11.    Aggregate Amount Beneficially Owned by Each Reporting Person:    3,702,223

        12.    Check if the Aggregate Amount in Row (11)
               Excludes Certain Shares (See Instructions)        [   ]

        13.    Percent of Class Represented by Amount in Row (11):              52.7%

        14.    Type of Reporting Person (See Instructions)

                      CO

CUSIP No. 420123 10 1
---------------------
        1.     Names of Reporting Persons.  I.R.S. Identification Nos. of above persons (entities only).

               Lufthansa Technik AG    EIN 11-342-2119

        2.     Check the Appropriate Box if a Member of a Group (See Instructions)

               (a)    [   ]
               (b)    [   ]

        3.     SEC Use Only

        4.     Source of Funds (See Instructions)

        5.     Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

        6.     Citizenship or Place of Organization

               Federal Republic of Germany


Number of      7.     Sole Voting Power:           No shares of 8% Series C Convertible Preferred
Shares
Beneficially   8.     Shared Voting Power:
Owned by
Each           9.     Sole Dispositive Power:      No shares of 8% Series C Convertible Preferred
Reporting
Person With    10.    Shared Dispositive Power:

        11.    Aggregate Amount Beneficially Owned by Each Reporting Person            None

        12.    Check if the Aggregate Amount in Row (11)
               Excludes Certain Shares (See Instructions)        [   ]

        13.    Percent of Class Represented by Amount in Row (11)

        14.    Type of Reporting Person (See Instructions)

                      CO

                                  SCHEDULE 13D

        This Amendment No. 1 to Schedule 13D is filed by and on behalf of Lufthansa Technik AG ("Lufthansa Technik"). This Amendment No. 1 amends the initial statement on the Schedule 13D originally filed with the Securities and Exchange Commission on October 2, 2000 (the "Schedule 13D"). The Schedule 13D relates to the Common Stock, no par value ("Common Stock") and 8% Series C Convertible Preferred Stock, no par value ("Preferred Stock") of Hawker Pacific Aerospace, a California corporation (the "Company").

        The item numbers and responses thereto below are in accordance with the requirements of Schedule 13D. Capitalized terms used herein and not defined have the meaning set forth in the Schedule 13D.

ITEM 2.        IDENTITY AND BACKGROUND

        Item 2 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

        This Report is filed by Lufthansa Technik AG, a corporation organized under the laws of the Federal Republic of Germany having its principal executive offices at Weg beim Jager 193, D-22335 Hamburg, Germany. Lufthansa Technik is a provider of aircraft-related technical services. Lufthansa Technik is controlled by Deutsche Lufthansa AG ("Lufthansa").

        The name, business address, citizenship and present principal occupation or employment of each member of (1) the Executive Board and Supervisory Board of Lufthansa Technik and (2) the Executive Board and Supervisory Board of Lufthansa are set forth on Schedule I hereto and are incorporated herein by reference. Unless otherwise specified, each person set forth on Schedule I hereto is a citizen of the Federal Republic of Germany.

        During the last five years, to the best of Lufthansa Technik's knowledge, no person on Schedule I has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding such person is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        Item 3 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

        The source of funds used in purchasing the 2,341,495 shares of Common Stock and 300 shares of Preferred Stock purchased by Lufthansa Technik on September 20, 2000 was the working capital of Lufthansa Technik. The amount of the purchase price was $13,448,234.00.

        As more fully described in Item 5 below, on December 22, 2000, Lufthansa Technik, exercised its rights under the Certificate of Determination of Rights, Preferences, Privileges, and Restrictions of 8% Series C Convertible Preferred Stock ("Certificate of Determination") to convert all 300 of its shares of Preferred Stock into shares of Common Stock. In conjunction with the conversion, and as more fully described in Item 5 below, Lufthansa Technik also received accrued dividends on the Preferred Stock in the form of additional shares of Common Stock. No funds were required for the acquisition of either the conversion shares or the accrued dividend shares as there was no exercise price required for Lufthansa Technik to effect the conversion.

ITEM 4.        PURPOSE OF TRANSACTION

        The purpose of the conversion was to increase Lufthansa Technik's equity position in the Company, to assist the Company in improving its debt-to-equity ratio, and to assist the Company in avoiding certain prepayment obligations under its Credit Agreement dated October 30, 2000 with Landesbank Hessen-Thuringen Girozentrale, as Mandated Arranger, Agent and Security Agent and certain other parties named therein, which obligations would have become effective if Lufthansa Technik did not own or control more than 50% of the share capital and voting rights of the Company by December 30, 2000.

ITEM 5.        INTEREST IN SECURITIES OF THE ISSUER

        Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

        (a) and (b) Upon the occurrence of the closing of the transactions contemplated in the Stock Purchase Agreement, the execution of the Shareholders Rights and Voting Agreement and the open market purchases (in the amount of 5,000 shares) on September 20, 2000, Lufthansa Technik became the record owner of 2,341,495 shares of Common Stock, then representing approximately 40.0% of the outstanding shares of Common Stock and now representing 33.3% of the outstanding shares of Common Stock; and controlled the voting rights of an additional 196,342 shares, then representing approximately 3.4% of the outstanding shares of Common Stock and now representing 2.8% of the outstanding shares of Common Stock. The Shareholders Rights and Voting Agreement also gave Lufthansa Technik control over the voting rights of 129,786 option shares, which if acquired by the option holders would represent 1.8% of the currently outstanding shares of Common Stock.

        Upon the occurrence of the closing of the Stock Purchase Agreement with Deephaven Private Placement Trading, Ltd. on September 20, 2000, Lufthansa Technik became the record owner of 300 shares of the Preferred Stock representing 100% of the then issued and outstanding shares of the Preferred Stock. On December 22, 2000, Lufthansa Technik exercised its right under the Certificate of Determination to convert all 300 shares of the Preferred Stock into Common Stock. As a result of this conversion, Lufthansa Technik acquired 1,106,982 shares of Common Stock representing 15.8% of the currently outstanding shares of Common Stock. On December 29, 2000, pursuant to the terms of the Certificate of Determination, Lufthansa Technik received a portion of the accrued dividends on the Preferred Stock in the form of an additional 57,404 shares of Common Stock, representing 0.8% of the currently outstanding shares of Common Stock.

        Pursuant to the terms of the Certificate of Determination, upon shareholder approval, Lufthansa Technik has the right to receive the remaining accrued dividends on the Preferred Stock in the form of 35,583 shares of Common Stock, representing 0.5% of the currently outstanding shares of Common Stock. Pursuant to the terms of the Certificate of Determination, Lufthansa Technik may not vote any shares it has received as a result of the conversion of the Preferred Stock in the shareholder vote to obtain such approval. On December 22, 2000, Lufthansa Technik requested the Company to seek shareholder approval to issue these 35,583 shares of Common Stock. Pursuant to the terms of the Certificate of Determination, the Company must use its best efforts to obtain such shareholder approval not later than 60 days after such request has been made. If shareholder approval to issue the shares is not obtained within such 60-day period, the Company shall instead be required to make a cash payment to Lufthansa pursuant to a formula set forth in the Certificate of Determination. If the Company fails to make such cash payment in full, interest on any unpaid amount shall accrue at a rate of 18% per year beginning as of December 22, 2000.

        As a result of the conversion of the Preferred Stock on December 22, 2000, Lufthansa Technik no longer owns any shares of Preferred Stock. Upon the conversion of the Preferred Stock on December 22, 2000 and the receipt of the accrued dividends on December 29, 2000, Lufthansa Technik beneficially owned an aggregate of 3,702,223 shares of Common Stock, representing 52.7% of the currently outstanding shares of Common Stock. Lufthansa Technik has sole voting power over all such 3,702,223 shares of Common Stock. Lufthansa Technik has sole dispositive power over 3,505,881 of such shares of Common Stock. Upon shareholder approval of the issuance of the 35,583 shares of Common Stock in respect of Lufthansa Technik's accrued dividends, Lufthansa Technik would beneficially own 3,737,805 shares of Common Stock, representing 53% of the currently outstanding shares of Common Stock.

        Upon shareholder approval of all of the warrants issued in connection with the Loan Agreement ("Warrants"), Lufthansa Technik would become the owner of immediately exercisable Warrants to purchase 2,500,000 shares of Common Stock. The shares issued upon exercise of the Warrants would increase Lufthansa Technik's total percentage beneficial ownership to 65.1% of the currently outstanding shares of Common Stock. If the Warrants were approved by the shareholders and exercised, and the accrued dividends of 35,583 shares of Common Stock were approved by the shareholders, Lufthansa's aggregate beneficial ownership would be 6,237,805 shares of Common Stock, representing 65.3% of the currently outstanding shares of Common Stock. Lufthansa Technik intends to exercise the Warrants if their issuance is approved by the shareholders.

        (c) Except for the conversion of the Preferred Stock and receipt of the accrued Common Stock dividends thereon described in paragraphs (a) and (b) above, there have been no transactions in shares of the Company by Lufthansa Technik, or, to the best knowledge of Lufthansa Technik, the members of the Executive Board and Supervisory Board of Lufthansa Technik, during the past 60 days.

        (d) To the best knowledge of Lufthansa Technik, no other person has the right to receive or the power to direct the receipt of dividends from, the proceeds from the sale of, such securities.

        (e)    Not applicable.

ITEM 6. CONTRACT, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

        Item 6 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

        Except as set forth in Items 4 and 5, to the best knowledge of Lufthansa Technik, no contracts, arrangements, understandings or relationships (legal or otherwise) exist among persons named in Item 2 or between such persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS

        Exhibit 6 Letter from Lufthansa Technik to the Company expressing intent of Lufthansa Technik to exercise the Warrants. Dated December 11, 2000.

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            Lufthansa Technik AG

                                            /s/ Knut Wiszniewski
                                            --------------------------

                                            by:    Knut Wiszniewski

                                            its:   Director of Finance

SCHEDULE I

Unless otherwise indicated, all persons are citizens of the Federal Republic of
Germany:

EXECUTIVE BOARD OF DEUTSCHE LUFTHANSA AG:

---------------------------------- ------------------------------ -------------------------------
              NAME                            ADDRESS                  PRINCIPAL OCCUPATION
---------------------------------- ------------------------------ -------------------------------
1. Dipl.-Ing. Dr.-Ing. E.h.        Flughafen, Lufthansa Basis     Chairman of the Executive
Jurgen Weber                       60546 Frankfurt/Main, Germany  Board of Deutsche Lufthansa AG
---------------------------------- ------------------------------ -------------------------------
2. Dr. Karl-Ludwig Kley            Von-Gablenz Str. 2-6           Member of the Executive Board
                                   50679 Koln,                    and Director of Finance of
                                   Germany                        Deutsche Lufthansa AG
---------------------------------- ------------------------------ -------------------------------
3. Stefan Lauer                    Flughafen, Lufthansa Basis     Member of the
                                   60546 Frankfurt/Main, Germany  Executive Board
                                                                  Chief Executive Human
                                                                  Resources
---------------------------------- ------------------------------ -------------------------------
4. Wolfgang Mayrhuber              Flughafen, Lufthansa Basis     Member of the Executive Board
                                   60546 Frankfurt/Main,Germany
---------------------------------- ------------------------------ -------------------------------


SUPERVISORY BOARD OF DEUTSCHE LUFTHANSA AG:

--------------------------------- ------------------------------- -------------------------------
            NAME                             ADDRESS                  PRINCIPAL OCCUPATION
--------------------------------- ------------------------------- -------------------------------
1. Dr. Wolfgang Roller            60301 Frankfurt                 Honorary Chairman of the
                                                                  Supervisory Board,
                                                                  Dresdner Bank AG,
                                                                  Honorary Chairman
--------------------------------- ------------------------------- -------------------------------
2. Dr. Klaus G. Schlede           Von-Gablenz Str. 2-6            Chairman of the
                                  50679 Koln, Germany             Supervisory Board,
                                                                  Deutsche Lufthansa AG
--------------------------------- ------------------------------- -------------------------------
3. Herbert Mai                    Theodor-Heuss-Str. 2            Chairman of the Union of
                                  70174 Stuttgart                 Public Services'and Transport
                                                                  Employees (OTV), employee
                                                                  representative
--------------------------------- ------------------------------- -------------------------------
4. Dr. Rolf-E. Breuer             60262 Frankfurt                 Chairman of the Executive
                                                                  Board
                                                                  Deutsche Bank AG
--------------------------------- ------------------------------- -------------------------------
5. Peter Geisinger                Flughafen, Lufthansa Basis      Captain
                                  60546 Frankfurt/Main, Germany
--------------------------------- ------------------------------- -------------------------------
6. Holger Hagge                   Lufthansa Technik AG            Lathe operator
                                  Weg beim Jager 193
                                  22335 Hamburg
--------------------------------- ------------------------------- -------------------------------
7. Ulrich Hartmann                Bennigsenplatz 1                Chairman of the Executive
                                  40474 Dusseldorf                Board
                                                                  VEBA AG
--------------------------------- ------------------------------- -------------------------------

--------------------------------- ------------------------------- -------------------------------
8. Andreas Hess                   Neue Weinsteige 22B             Collective bargaining official
                                  70180 Stuttgart                 Union of Public Services' and
                                                                  Transport Employees (OTV)
--------------------------------- ------------------------------- -------------------------------
9. Roland Issen                   Johannes-Brahms-Platz 1         Head of German Union of
                                  20355 Hamburg                   Salaried Employees (DAG)
--------------------------------- ------------------------------- -------------------------------
10. Dr. Otto Graf Lambsdorff      Strasschensweg 7                Lawyer,
                                  53113 Bonn                      Honorary President of Deutsche
                                                                  Schutzvereinigung fur
                                                                  Wertpapierbesitz e.V.
--------------------------------- ------------------------------- -------------------------------
11. Franz-Edurard Macht           Flughafen, Lufthansa Basis      Member of the office staff
                                  60546 Frankfurt/Main, Germany
--------------------------------- ------------------------------- -------------------------------
12. Ingo Marowsky                 Flughafen, Lufthansa Basis      Flight attendant
                                  60546 Frankfurt/Main, Germany
--------------------------------- ------------------------------- -------------------------------
13. Franz Neubauer                Brienner Str. 20                Former Chairman of the
                                  80333 Munchen                   Executive Board
                                                                  Bayrische Landesbank
                                                                  Girozentrale
--------------------------------- ------------------------------- -------------------------------
14. Dr. Wolfgang Peiner           Kaiser-Wilhelm-Ring 23-25       Chairman of the Executive
                                  50672 Koln                      Board,
                                                                  Parion OHG and Parion
                                                                  Finanzholding AG
--------------------------------- ------------------------------- -------------------------------
15. Jan G. Stenberg               Frosundaviks Alle 1, Solna      President and Chairman
                                  S- 19587 Stockholm              of the Executive Board,
                                                                  SAS
--------------------------------- ------------------------------- -------------------------------
16. Bernhard Walter               60301 Frankfurt                 Former Chairman of the
                                                                  Executive Board
                                                                  Dresdner Bank AG
--------------------------------- ------------------------------- -------------------------------
17. Patricia Windaus              Flughafen, Lufthansa Basis      Flight attendant
                                  60546 Frankfurt/Main, Germany
--------------------------------- ------------------------------- -------------------------------
18. Dr. Hans-Dietrich Winkhaus    Henkelstr. 67                   Chairman of the Board of
                                  40589 Dusseldorf                Directors,
                                                                  Henkel KGaA
--------------------------------- ------------------------------- -------------------------------
19. Dr. Michael Wollstadt         Flughafen, Lufthansa Basis      Member of the office staff
                                  60546 Frankfurt/Main, Germany
--------------------------------- ------------------------------- -------------------------------
20. Dr. Klaus Zumwinkel           Heinrich-von-Stephans-Str. 1    Chairman of the Executive
                                  53175 Bonn                      Board,
                                                                  Deutsche Post
--------------------------------- ------------------------------- -------------------------------

EXECUTIVE BOARD OF LUFTHANSA TECHNIK:

--------------------------------- ------------------------------- -------------------------------
              NAME                           ADDRESS                   PRINCIPAL OCCUPATION
--------------------------------- ------------------------------- -------------------------------
1. August-Wilhelm Henningsen      Lufthansa Technik               Chairman of the Executive
                                  Weg beim Jager 193 D-22335      Board
                                  Hamburg, Germany
--------------------------------- ------------------------------- -------------------------------

--------------------------------- ------------------------------- -------------------------------
2. Dr. Peter Janssen              Lufthansa Technik               Member, Executive Board
                                  Weg beim Jager 193 D-22334
                                  Hamburg, Germany
--------------------------------- ------------------------------- -------------------------------
3. Dr. Gerald Gallus              Lufthansa Technik               Member of the Executive Board
                                  Wem beim Jager 193 D-22335
                                  Hamburg, Germany
--------------------------------- ------------------------------- -------------------------------
4. Wolfgang Warburg               Lufthansa Technik               Member of the Executive Board
                                  Weg beim Jager 193 D-22335
                                  Hamburg, Germany
--------------------------------- ------------------------------- -------------------------------

SUPERVISORY BOARD OF LUFTHANSA TECHNIK:

--------------------------------- ------------------------------- -------------------------------
              NAME                           ADDRESS                   PRINCIPAL OCCUPATION
--------------------------------- ------------------------------- -------------------------------
1. Dipl.-Ing. Dr.-Ing. E.h.       Flughafen, Lufthansa Basis      Chairman of the Executive
Jurgen Weber                      60546 Frankfurt/Main, Germany   Board of
                                                                  Deutsche Lufthansa AG
--------------------------------- ------------------------------- -------------------------------
2. Manfred Calsow                 HAM T/YX                        Graduate in business
                                  Postfach 63 03 00               management
                                  22332 Hamburg, Germany
--------------------------------- ------------------------------- -------------------------------
3. Fu Baoxin                      Air China Group                 Vice President Technic
                                  Capital International Airport   Air China Group
                                  P.O. Box 100621
                                  Beijing, P.R. China
--------------------------------- ------------------------------- -------------------------------
4. Dr. Karl-Ludwig Kley           Von-Gablenz Str. 2-6            Member of the Executive Board
                                  50679 Koln, Germany             and Director of Finance of
                                                                  Deutsche Lufthansa AG
--------------------------------- ------------------------------- -------------------------------
5. Eckhard Lieb                   HAM T/YX                        Engine mechanic
                                  Flughafen, Lufthansa Basis
                                  22332 Hamburg, Germany
--------------------------------- ------------------------------- -------------------------------
6. Hartmut Mehdorn                Stephensonstrasse 1             Chairman of the Management
                                  60326 Frankfurt/Main, Germany   Board and CEO of Deutsche
                                                                  Bahn AG
--------------------------------- ------------------------------- -------------------------------
7. Bernd Niklas                   HAM T/YX                        Aircraft mechanic
                                  Postfach 63 03 00
                                  22332 Hamburg, Germany
--------------------------------- ------------------------------- -------------------------------
8. Dr. Tyll Necker                Hamburger Strasse 209-239       Managing Director of HAKO
                                  23843 Bad Oldesloe, Germany     Holdings GmbH & Co
--------------------------------- ------------------------------- -------------------------------
9. Dr. Gert Vogt                  Villa Minerva                   Chairman Board of Management
                                  Dorfstrasse 1                   of Kreditanstalt
                                  CH-6442 Gersau, Germany         fuer Wiederaufbau (ret.)
--------------------------------- ------------------------------- -------------------------------
10. Jan Kahmann                   Theodor-Heuss-Str. 2            Managing Executive Board of
                                  70174 Stuttgart                 the Union of Public Services
                                                                  and Transport Workers (OTV)
--------------------------------- ------------------------------- -------------------------------
11. Wolfgang Weynell              HAM WT 2                        Department head
                                  Postfach 63 03 00
                                  22332 Hamburg, Germany
--------------------------------- ------------------------------- -------------------------------

--------------------------------- ------------------------------- -------------------------------
12. Stefan Lauer                  Flughafen, Lufthansa Basis      Member of the
                                  60546 Frankfurt/Main,           Executive Board,
                                  Germany                         Chief Executive Human
                                                                  Resources
--------------------------------- ------------------------------- -------------------------------
13. Armin Huller of               Mainkurstr. 28
    Deutsche Lufthansa AG         63477 Maintal
--------------------------------- ------------------------------- -------------------------------
                                  FRA T/YK
                                  Flughafen, Lufthansa Basis
14. Friedheim Becker              60546 Frankfurt/Main, Germany
--------------------------------- ------------------------------- -------------------------------
15. Dr. Peer Witten               Wandsbeker Str. 3-7             Member of the
                                  22172 Hamburg                   Executive Board
                                                                  Otto Versand
                                                                  GmbH & Co.
--------------------------------- ------------------------------- -------------------------------
16. Hans-Josef Weilbacher         Flughafen, Lufthansa Basis      Aircraft
                                  60546 Frankfurt/Main, Germany   Constructor
--------------------------------- ------------------------------- -------------------------------